

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

March 9, 2010

Dirk Kuyper
President and Chief Executive Officer
Alphatec Holdings, Inc.
5818 El Camino Real
Carlsbad, CA 92008

>   **Re: Alphatec Holdings, Inc.**
>   **Registration Statement on Form S-3**
>   **Filed February 12, 2010**
>   **File No. 333-164891**

Dear Mr. Kuyper

      We have limited our review of your filing to the issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Fee Table</u>

1.   Footnote (3) appears to contemplate the exchange of outstanding securities for securities to be offered through this registration statement. Please note that Forms S-3 is not available for such exchange transactions. In this regard, please see the transaction requirements in General Instruction I.B of Form S-3.

<u>Selling Stockholders, page 23</u>

2.   With a view toward disclosure, please tell us when the selling shareholder acquired the offered securities. Include the nature of the transaction and the amount of consideration paid.

3.   Please reconcile the intention to sell the securities evidenced by the filing of this registration statement with the shareholders' intention to vote the shares at your upcoming special meeting of stockholders.

4.   If you intend that the registration statement will not be effective before the stockholders' meeting, please update the table to include the shares to which the selling shareholder has the right to acquire within 60 days.

Incorporation by Reference, page 27

5.   Before requesting acceleration of effectiveness, please file the information required in Part III of your Form 10-K for the fiscal year ended December 31, 2009. Refer to Securities Act Forms Compliance and Disclosure Interpretations Question 123.01.

Item 16. Exhibits, page II-2

6.   Please file those exhibits that you indicate will be filed by pre-effective amendment.

7.   Please file the indentures, not merely "forms of" the indentures.

8.   We note your pending request for confidential treatment. Please be advised that we will issue any comments on your confidential treatment application in a separate letter. Please resolve all comments prior to requesting acceleration of the effective date of this registration statement.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

If you have any questions, please call Gabriel Eckstein at (202) 551-3286 or me at (202) 551-3617.

Sincerely,

Russell Mancuso
Branch Chief

cc: Michael L. Fantozzi, Esq.
        Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.